1. Name and Address of Reporting Person
   Lambert, Benjamin, III J.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              94               D
Common Stock                       04/27/2001 A             288         A      $0.0000    1933             I           Company trust
                                                                                                                       for Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $41.25                                               05/17/2009 Common                      5000     D
                                                                               Stock
Stock Option   $43.625                                              07/12/2009 Common                      5000     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2003 01/01/2008 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2004 01/01/2009 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $59.96   07/01/2001 A         4000        01/01/2005 01/01/2010 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock          $0       12/31/2001 A         70                                Common  70       $0.0000    1684     D
Equivalents                                  <F1>                              Stock
Stock Units    $0       12/31/2001 A         456                               Common  456      $0.0000    11256    D
                                             <F2>                              Stock

Explanation of Responses:

<F1>
Acquired during 2001 pursuant to the Dominion Resources, Inc. Directors' Deferred Cash Compensation Plan, in transactions exempt pursuant to Rule 16b-3.
<F2>
Additional Stock Units awarded during 2001 under the Dominion Resources, Inc. Directors Stock Accumulation Plan in transactions exempt under Rule 16(b)-3. These Stock Units are subject to the vesting provisions of the Plan and will not be paid until the Director has completed his or her service on the Board.

SIGNATURE OF REPORTING PERSON
/s/ Benjamin, III J. Lambert

DATE
02/14/2002